UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Warrant Inducement Agreement

On December 7, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”) entered into a letter agreement (the “Warrant Inducement Agreement”) with the holder (the “Holder”) of certain warrants (the “Existing Warrants”) to purchase an aggregate of 1,625,487 of the Company’s common shares, par value $0.0001 per share (the “Common Shares”) dated May 1, 2023 in order to provide the Holder with a limited opportunity to exercise such Existing Warrants at a reduced exercise price and receive additional warrants upon any such exercise.

Under the Warrant Inducement Agreement, effective from the date and time of execution thereof until 12:59 PM ET on December 14, 2023 (such period, the “Exercise Window”), the Existing Warrants are temporarily amended by reducing the Exercise Price (as defined therein; currently CHF 1.538 per common share) of the Existing Warrants from time to time during such period to an amount with respect to each exercise of Existing Warrants during such Exercise Window (the “Reduced Exercise Price”) equal to 90% of the daily trading volume weighted average price for Common Shares on the NASDAQ stock exchange on the trading day following the date of each such exercise upon which settlement of such exercise occurs (a “Settlement Day”) measured commencing at the time of such settlement, in each case converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on such Settlement Day at 4:00 pm Central European Time per Common Share (the “Warrant Amendment”). Following the end of the Exercise Window, the Exercise Price will revert to its original amount in effect immediately prior to the execution of the Warrant Inducement Agreement.

In addition, within three trading days after the end of the Exercise Window, the Company will issue and deliver to the Holder additional warrants using the same form as the Existing Warrants (the “New Warrants”) to purchase 2 Common Shares for each Common Share that the Holder receives upon any exercises for cash of Existing Warrants during the Exercise Window, provided that the initial exercise price of such New Warrants will be the volume weighted average of the Reduced Exercise Prices paid by the Holder upon such exercises, if any, and equal portions (i.e. two portions of 50% each) of such New Warrants will be exercisable for (A) six months from their date of issuance and (B) two years from their date of issuance, respectively.

The Company also agreed to file a registration statement to register for resale the Common Shares issuable upon exercise of the New Warrants within 15 calendar days after the end of the Exercise Window.

The foregoing description of the terms of the Warrant Inducement Agreement is qualified in its entirety by reference to the full text of the Warrant Inducement Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated by reference herein.

The Common Shares issuable upon exercise of the Existing Warrants were registered for resale under the registration statement on Form F-3 (No. 333-272338), filed on June 1, 2023 and declared effective on June 9, 2023.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Warrant Inducement Agreement, dated December 7, 2023.

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INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: December 8, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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